Filed Pursuant to Rule 433

Dated May 18, 2010

Registration Statement No. 333-161833

Alberto-Culver Company

Pricing Term Sheet

5.150% Notes due June 1, 2020

Issuer:	Alberto-Culver Company
Security Type:	Senior Notes
Size:	$150,000,000
Maturity:	June 1, 2020
Coupon:	5.150%
Price to Public:	99.959%
Yield to Maturity:	5.155%
Spread to Benchmark Treasury:	175 bps
Benchmark Treasury:	3.500% due May 15, 2020
Net Proceeds to Issuer:	$148,963,500
Benchmark Treasury Yield:	3.405%
Interest Payment Dates:	June 1 and December 1, commencing December 1, 2010
Make-Whole Call:	Treasury Rate plus 30 basis points
Trade Date:	May 18, 2010
Settlement Date:	May 21, 2010 (T+3)
Denominations:	$2,000 x $1,000
Ratings*:	Baa2/BBB/BBB+ (Moody’s/S&P/Fitch)
CUSIP:	013078AA8
ISIN:	US013078AA81
Joint Bookrunners:	Goldman, Sachs & Co; J.P. Morgan Securities Inc.; Banc of America Securities LLC

*A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, review, suspension, qualification or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at 1-866-471-2526, J.P. Morgan Securities Inc. collect at 212-834-4533 or Banc of America Securities LLC toll-free at 1-800-294-1322.

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